Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited (the “HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of Futu Holdings Limited. Prospective investors should read the listing document dated December 22, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure, in particular that the WVR Beneficiary, whose interests may not necessarily be aligned with those of our Shareholders as a whole, will be in a position to exert significant influence over the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. For further information about the risks associated with our WVR structure, please refer to the section headed “Risk Factors – Risks Related to Our Class A Ordinary Shares and ADSs” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Futu Holdings Limited

富途控股有限公司

(A Company Controlled Through Weighted Voting Rights and Incorporated in the

Cayman Islands with limited liability)

(Stock Code: 3588)

Postponement OF THE LISTING

Postponement OF THE LISTING

Futu Holdings Limited (the “Company”) announces that the Company is clarifying certain matters concerning the Group with the Hong Kong Stock Exchange. Consequently, the Company has decided to postpone the listing of its Class A Ordinary Shares on the Hong Kong Stock Exchange.

By Order of the Board
Futu Holdings Limited
Mr. Leaf Hua Li
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, December 29, 2022